SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 362-9612

email: jim@swblaw.net

June 20, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedel, Assistant Director

Jennifer Riegel

Suzanne Hayes, Branch Chief

Re:	Lotus Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-150879

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of June 3, 2008 which contained comments on the aforedescribed registration statement which was filed with the Commission on May 13, 2008. Following are the Company’s responses to such comments. Concurrently, the Company has filed Amendment No. 1 to the registration statement and courtesy copies, marked and keyed to these responses, are being provided to Ms. Riegel under separate cover.

General

1.

We note that you have outstanding comments on your Form 10-QSB for the quarter ended September 30, 2007. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

RESPONSE:    It is our understanding that the Company has received correspondence from the staff dated June 10, 2008 advising the Company that it has no further comments.

2.

We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended S-1. If Adam Wasserman, your Chief Financial Officer, also serves as controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

RESPONSE:    As Mr. Wasserman does serve as the Company’s principal accounting officer, his signature on Amendment No. 1 has been captioned as such. Please see page II-6.

3.         Please provide us, with a view towards disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

RESPONSE:    The additional requested disclosure has been added to Amendment No. 1 under “Prospectus Summary” on page 4 and the number of shares included in the “Shares to be offered” column of the Selling Security Holder table on page 63 is consistent with the number of shares registered in the fee table.

About the Offering, page 4

4.

We note that you are registering the sale of up to 8,620,671 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total number or shares being sold by the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number or selling shareholders and the percentage of the overall offering made by each shareholder;
•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
•	Any relationships among the selling shareholders;
•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the shareholders will purchase the common stock underlying the preferred stock and warrants (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE:    The Company has reduced the number of shares of common stock it is seeking to register in Amendment No. 1 to total of 4,482,749 shares which is approximately 33% of the currently outstanding shares of common stock held by non-affiliates. Please see the fee table on page ii, the cover page of the prospectus, page 4 and the Selling Security Holders section beginning on page 63. With this reduction, the Company believes that the offering should not be considered a primary offering pursuant to Rule 415(a)(4) and should be considered eligible pursuant to Rule 415(a)(1)(i).

5.

It appears that you have provided inconsistent prices of your common stock on the date you entered into the securities purchase agreement. Please review your disclosures on page 5 and 6 to confirm whether the price was $0.80, $0.81 or $1.00.

Response:         We have corrected the typographical errors in the two sub-sections on page 6 of Amendment No. 1 to that the disclosure now consistently states that the price of the Company’s common stock on the date of the Securities Purchase Agreement was $0.81 per share.

Possible Profit to Series A Convertible Redeemable Preferred Stock, page 6

6.

We note your disclosure on page 57 that the Series A stock pays an 8% dividend annually in additional shares of Series A stock. Please revise your disclosure to disclose the terms of this dividend and quantify the value of the first year of this dividend base don the current market price of your stock. Please revise your disclosure in the table “Comparison of Net Proceeds to Us and Total Possible Profit to Selling Security Holders” for this change.

RESPONSE:    The additional requested disclosure has been added to Amendment No. 1. Please see page 6. In addition, the disclosure in the table Comparison of Net Proceeds to Us and Total Possible Profit to Selling Security Holders” on page 6 has also been revised in response to this comment.

Possible Profit to the Warrant Holders, page 6

7.

We note your disclosure on page 58 that the initial exercise price of the common stock warrants was $1.50 per share and that the exercise price was reduced to $1.20 per share for this financing. Please revise your disclosure to disclosure this price reduction or please explain the inconsistency. Please revise your disclosure in the table “Comparison of Net Proceeds to Us and Total Possible Profit to Selling Security Holders” for this change.

RESPONSE:    The referenced disclosure regarding a reduction in the exercise price of warrants which appeared on page 58 (and which now appears on page 65 of Amendment No. 1) was not referring to the warrants issued in the Series A Convertible Redeemable Preferred Stock offering in February 2008 to which the aforedescribed registration statement relates but to a prior offering in February 2007 of 14% secured convertible debentures. The exercise price of the warrants issued in connection with the Series A Convertible Redeemable Preferred Stock offering in February 2008 have not been adjusted since the issuance thereof.

Prior Securities Transactions with Selling Security Holders, page 6

8.

We note in your disclosure on page 7 that 2,750,000 shares have been registered for resale and sold in prior transactions by the selling security holders and/or affiliates of the selling security holders. Please expand your disclosure in this section to provide date and terms of the transaction, including the market price per share.

RESPONSE:    Amendment No. 1 has been revised to include the date and terms of the transaction, including the market price per share. Please see page 7. We have also corrected the disclosure in the table “Relationship of Outstanding Shares Before and After Sale of Series A Convertible Redeemable Preferred Stock” to properly reflect that while the Company did register 2,750,000 shares of common stock in April 2007 for resale by a current selling security holder (Longview Fund, LP), such shares were underlying the 14% secured convertible note, only 450,000 shares were issued upon partial conversion of the note and the balance of the note was satisfied in February 2008 in cash. Accordingly, the Company has filed a post-effective amendment to the earlier registration statement (File No. 333-142355) deregistering the unsold shares.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and warrants; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among the parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

REPONSE:      The Company confirms it view that a description of the relationships and arrangements between and among the parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

Relationship of Outstanding Shares Before and After Sale, page 7

10.

We note that you calculation of the total outstanding shares, other than the shares held by affiliates and selling shareholders, differs to a large extent from the share numbers provided in your beneficial ownership table on page 56 of your prospectus, explain the reason for these differences.

RESPONSE:    The information throughout Amendment No. 2 has been updated to reflect the current number of issued and outstanding shares of common stock and the typographical error in the Principal Shareholder table has been corrected. Please see page 63.

We trust the foregoing are sufficient responses to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Adam Wasserman